March 18, 2009

Mr. Amit Pande

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dimeco, Inc. – File No. 000-49639

Form 10-K for the Fiscal Year Ended December 31, 2007

Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008 and September 30, 2008

Dear Mr. Pande,

In my haste to reply to your letter of March 4, 2009, I inadvertently omitted the attachment to Item 1 & 2. Here is that information. I hope that my omission will not hinder your timely attention to my response since we originally intended to file our 10K on March 23, 2009. If you do not believe that you have sufficient time to review the letter, please advise me.

Sincerely,

/s/ Maureen H. Beilman
Maureen H. Beilman
Chief Financial Officer

Dimeco, Inc.

Attachement to SEC Response letter

Items 1. & 2.

3/17/09

Bond Name	Ford Motor Credit	CIT Group Funding	CIT Group, Inc.
Date Purchased	1/15/2003	9/12/2007	12/13/2007
Cusip	345397TY9	125568AB1	12557WSJ1
Par Value	$250,000	$500,000	$500,000
Interest Rate	7.25%	4.65%	6.25%
Maturity	10/25/2011	7/1/2010	12/15/2009
# of Months market value < cost basis @ 12/31/08	19	10	11

Market Value 9/30/08	$176,286	$400,000	$460,000
Book value 9/30/08	$246,960	$477,597	$500,000
Market value/book value	71.4%	83.8%	92.0%

Market Value 12/31/08	$182,625	$438,935	$434,390
Book value 12/31/08	$247,048	$480,798	$500,000
Market value/book value	73.9%	91.3%	86.9%